FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 540th Meeting of the Board of Directors, July 7, 2012

2.	Market Announcement — Cemig signs R$2.1 billion electricity supply contract with Samarco, August 2, 2012

3.	Summary of Principal Decisions of the 541st Meeting of the Board of Directors

4.	Summary of Minutes of the 541st Meeting of the Board of Directors, August 1, 2012

5.	Convocation and Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on August 29, 2012

6.	Earning Release - Second Quarter 2012

7.	Presentation of the Second Quarter 2012 Results

8.	Summary of Principal Decisions of the 542nd Meeting of the Board of Directors

9.	Summary of Principal Decisions of the 543rd Meeting of the Board of Directors

10.	Summary of Principal Decisions of the 544th Meeting of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: August 27, 2012

1.              Summary of Minutes of the 540th Meeting of the Board of Directors, July 7, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 540TH MEETING

Date, time and place:	July 7, 2012 at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                          The Board approved the minutes of this meeting.

III                     The Board authorized:

a)             Opening of administrative tender proceedings for, and contracting of, temporary provision of outsourced labor or extraordinary extra services, in Cemig D, Cemig GT, Cemig Serviços S.A., Sá Carvalho S.A., Rosal Energia S.A., Empresa de Serviços de Comercialização de Energia Elétrica S.A. and Cemig Trading S.A., for twelve months, able to be extended to a maximum limit of twenty-four months.

b)             Provision of a counter-guarantee to Light S.A. by contractual guarantee or surety for up to 2.49% of the debt of approximately R$ 23 billion, to be contracted with the long-term financing that will be contracted by Norte Energia S.A. with the Brazilian Development Bank (BNDES) and onlending agents, for construction of the Belo Monte Hydroelectric Plant. The Board will decide at a future time on signature of the legal instrument of counter-guarantee.

VI                      The Board oriented:

a)             Vote by the representatives of Cemig on the Board of Directors of Light S.A. in favor of authorization to sign the Final Term of Closing between Investminas Participações S.A. — (Investminas) and Light Energia S.A., with Cemig GT and Guanhães Energia S.A. as consenting parties, in relation to the Share Assignment Agreement governing the acquisition by Light Energia of the 51% equity interest held by Investminas in Guanhães Energia.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)             Vote by the representatives of Cemig at the Extraordinary General Meeting of Stockholders of Parati S.A. — Participações em Ativos de Energia Elétrica, to be held on July 11, 2012, in favor of  the decision on the price interval for the acquisition of up to 100% of the common shares of Redentor Energia S.A. in circulation, for the purpose of the Company’s exit from the New Mercado and cancellation of it registry as a listed company.

V                           Withdrawn from the agenda: The matter relating to constitution of a special-purpose company by Transmissora Aliança de Energia Elétrica S.A. — Taesa was withdrawn from the agenda.

VI                      Discussion: The following spoke on general matters and business of interest to the Company:

Board members;

General Manager, Controller’s Department:                         Leonardo George de Magalhães.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Francelino Pereira dos Santos,
	Paulo Roberto Reckziegel Guedes,	Fernando Henrique Schüffner Neto,
	Djalma Bastos de Morais,	Guy Maria Villela Paschoal,
	Ricardo Coutinho de Sena,	Lauro Sérgio Vasconcelos David,
	Antônio Adriano Silva,	João Camilo Penna,
	Saulo Alves Pereira Junior,	Newton Brandão Ferraz Ramos,
	Arcângelo Eustáquio Torres Queiroz,	Joaquim Francisco de Castro Neto,
	Adriano Magalhães Chaves,	Paulo Sérgio Machado Ribeiro,
	Eduardo Borges de Andrade,	Maria Estela Kubitschek Lopes,
	Christiano Miguel Moysés,	Tarcísio Augusto Carneiro;
Superintendent:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

2.              Market Announcement — Cemig signs R$2.1 billion electricity supply contract with Samarco, August 2, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig signs R$ 2.1 billion electricity supply contract with Samarco

Companhia Energética de Minas Gerais – Cemig, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs its stockholders, the market and the public — in accordance with Article 12 of Brazilian CVM Instruction 358 of 3 January 3, 2002 and its commitment to best corporate governance practices, that on August 1, 2012 contracts were signed for supply of electricity to industrial units of Samarco, located in Minas Gerais and Espírito Santo states.

With the signing of these contracts, one of the biggest deals ever made in the “Free Market Environment” in Brazil, Cemig provide staggered amounts of energy between 2014 and 2022. The contracts between the two companies have total value of approximately R$ 2.1 billion.

Belo Horizonte, August 2, 2012.

Luiz Fernando Rolla

Chief Officer for Finance and Investor Relations

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.              Summary of Principal Decisions of the 541st Meeting of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of principal decisions

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 541st meeting, held on August 1, 2012, decided the following:

1.              Change in the composition of the Executive Board:

a.              Mr. Fuad Jorge Noman Filho no longer to be Chief Officer for the Gas Division.

b.              Election, on an interim basis, of Mr. João Luiz Senra de Vilhena as Chief Officer for the Gas Division, to complete the current period of office of the appointment, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2015.

2.              Appointment of a Director of Gasmig:

Mr. João Luiz Senra de Vilhena was appointed Chief Executive Officer of Companhia de Gás de Minas Gerais — Gasmig, on an interim basis, to complete the current period of office of that appointment, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2014.

3.              Convocation of an Extraordinary General Meeting of Stockholders, to be held on August 29, 2012 at 11 a.m., to consider a change in the composition of the Board of Directors.

4.              Grant of a guarantee by Cemig to Norte Energia.

5.              Signature, by Cemig GT, of a private instrument to constitute a consortium.

Av.Barbacena, 1200 - Santo Agostinho - CEP  30190-131

Belo Horizonte - MG - Brasil - Fax (31)3506-5025 - Tel.: (31)3506-5024

4.              Summary of Minutes of the 541st Meeting of the Board of Directors, August 1, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 541st MEETING

Date, time and place:	August 1, 2012 at 8.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Alexandre de Queiroz Rodrigues

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                          The Board approved:

a)             The proposal, by the Chair, that Mr. Fuad Jorge Noman Filho should not be Chief Officer for the Gas Division; and to elect, on an interim basis, as Chief Officer of the Gas Division:

Mr. João Luiz Senra de Vilhena

— Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Espírito Santo 1996/1102, Lourdes, CEP 30160-032, bearer of Identity Card 50289-SSPMG and CPF 221805916-91, to complete the same period of office as remains for the other Chief Officers, that is to say, until the first meeting of the Board of Directors held after the Annual General Meeting of 2015.

b)             The proposal by the Chair, that the members of the Board of Directors should authorize her to call an Extraordinary General Meeting of Stockholders, to be held on August 29, 2012, at 11 a.m., to change the composition of the Board of Directors, and in the event of there not being a quorum, to make second convocation of stockholders within the legal period.

c)              The minutes of this meeting.

III                     The Board authorized:

a)             Giving of a surety guarantee, without joint liability, limited to 7.28% of the total value (to be up to R$ 1 billion) of the issue of Promissory Notes to be made by Norte Energia S.A., with tenor of six months, interest rate equivalent to 109% of accumulated application of the Interbank CD (CDI) Rate, structuring fee of 0.33% of the total amount of the issue, and amortization at maturity. Said percentage represents the proportionate indirect holding of Cemig GT in the share capital of Norte Energia S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)             Signature by Cemig GT of a private instrument to constitute a consortium, with:

Eletrobrás,	Electricité de France S.A.,	Construções e Comércio Camargo Corrêa S.A.,
Eletronorte,	Endesa Brasil S.A,	Copel Geração e Transmissão S.A.,
Neoenergia Investimentos S.A., and		GDF Suez Energy Latin America Participações Ltda.,

for development of studies relating to the hydroelectric potential of the Tapajós Complex.

IV                      The Board submitted to the Extraordinary General Meeting of Stockholders a proposal that the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, to be held on August 29, 2012, should vote in favor of alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

V                           The Board appointed Mr. João Luiz Senra de Vilhena as Chief Executive Officer of Gasmig, on an interim basis, to serve the rest of the current period of office of that appointment, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2014, or until his successor, duly elected, is sworn in.

VI                      Executive Board: The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	José Raimundo Dias Fonseca;
Chief New Business Development Officer:	Fernando Henrique Schüffner Neto;
Chief Corporate Management Officer:	Frederico Pacheco de Medeiros;
Chief Distribution and Sales Officer:	José Carlos de Mattos;
Chief Finance and Investor Relations Officer:	Luiz Fernando Rolla;
Chief Counsel:	Maria Celeste Morais Guimarães;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Institutional Relations and Communication Officer:	Luiz Henrique Michalick;
Chief Officer for the Gas Division:	João Luiz Senra de Vilhena.

VII                 Declaration by incoming Officer: The Chief Officer elected declared — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII           The Chair spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Adriano Magalhães Chaves,

José Augusto Gomes Campos,

Newton Brandão Ferraz Ramos,

Paulo Márcio de Oliveira Monteiro,

Tarcísio Augusto Carneiro,

Christiano Miguel Moysés,

Fernando Henrique Schüffner Neto,

Marco Antonio Rodrigues da Cunha.

Secretary:	Alexandre de Queiroz Rodrigues.

5.              Convocation and Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on August 29, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on August 29, 2012 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

a)        Change in the composition of the Board of Directors, as a result of resignation.

b)        Orientation of the vote of the representatives of Cemig (Companhia Energética de Minas Gerais) in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) to be held on the same day as this meeting, if there is a change in the composition of the Board of Directors of Cemig.

Multiple voting system: Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Proxy votes: Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by August 27, 2012, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 — 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, August 1, 2012.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

AUGUST 29, 2012

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

• WHEREAS:

a)             an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors;

b)             Clause 11, Paragraph 1, of Cemig’s by-laws states:

“The structure and composition of the Board of Directors and of the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the subsidiary Cemig Distribuição S.A shall have a Chief Energy Distribution and Sales Officer and the respective Department, and only the subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Energy Generation and Transmission Officer and the respective Department.”  ;

c)              Clause 8 of the by-laws of Cemig D and of Cemig GT states:

“The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being elected and subject to dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

§ 1       The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

• hereby now proposes to you:

that orientation should be given to the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”), to be held on the same day for which the EGM of Cemig is called, to vote in favor of the alteration of the composition of the Boards of Directors of those companies, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, August 1, 2012.

Dorothea Fonseca Furquim Werneck	Paulo Roberto Reckziegel Guedes
Djalma Bastos de Morais	Adriano Magalhães Chaves
Antônio Adriano Silva	José Augusto Gomes Campos
Arcângelo Eustáquio Torres Queiroz	Newton Brandão Ferraz Ramos
Guy Maria Villela Paschoal	Paulo Márcio de Oliveira Monteiro
Maria Estela Kubitschek Lopes	Tarcísio Augusto Carneiro

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 1

Information indicated in Items 12.6 to 12.10 of the Reference Form, on the candidate for membership of the Board of Directors nominated by the controlling stockholder.

12.6. Information about the Member of the Board of Directors:

Name: Fuad Jorge Noman Filho

Age: 65

Profession: Economist

CPF: 009.880.816-87

Date of birth: 30-06-1947

Position: Sitting member

Date of election: 29-08-2012

Date of swearing-in:   29-08-2012

Period of office: Until the Annual General Meeting to be held in 2014.

Other positions or functions held or exercised in the Company: Does not hold any other position.

Whether was elected by the controlling stockholder or not: Yes

12.7.                    Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws:

Does not hold any other position.

12.8.                    For each of the managers and members of the Audit Board, supply:

a.         Summary CV, containing:

I.           Principal professional experience in the last 5 years, indicating:

•                  Name of company:

•                  Positions and functions inherent to the position;

•                  Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are: (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

Minas Gerais State Transport and Public Works Secretary — from 2007 until June 2010

Chairman, Companhia de Gás de Minas Gerais — from January 3, 2011 to Aug. 1, 2012.

Member of the Board of Directors of Companhia de Gás de Minas Gerais — from Jan. 20, 2011 until Aug. 1, 2012

Chief Officer for the Gas Division of: Cemig, Cemig D and Cemig GT — from Jan. 3, 2011 until Aug 1, 2012.

Minas Gerais State Secretary for Coordination of Investments — since Aug. 1, 2012

Extraordinary Secretary for the Soccer World Cup, of Minas Gerais State — since Aug. 2, 2012

II.      Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Chief Officer for the Gas Division of: Cemig, Cemig D and Cemig GT — from Jan. 3, 2011 until Aug 1, 2012.

b. Description of any of the following events that have taken place in the last 5 years:

i.                 Any criminal conviction:

☒  No

☐  Yes — If yes, describe:

ii.             Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

☒  No

☐  Yes — If yes, describe:

iii.         Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

☒  No

☐  Yes — If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a)             Any other manager/s of Cemig.

☒  No

☐  Yes — If yes, describe the relationship:

b)             Any manager/s of any company/ies directly or indirectly controlled by Cemig

☒  No

☐  Yes — If yes, describe the relationship and the controlled company:

c)              Any administrator/s of the State of Minas Gerais

☒  No

☐  Yes — If yes, describe:

12.10. State whether, in 2009, 2010, 2011 and/or 2012 the candidate had any relationship of subordination with:

a.                  Any company that was directly or indirectly controlled by Cemig;

☐  No.

☒ Yes — If yes, describe the relationship and the company/ies:

Chairman, Companhia de Gás de Minas Gerais — Gasmig — from January 3, 2011 to Aug. 1, 2012.

Chief Officer for the Gas Division of: Cemig, Cemig D and Cemig GT — from Jan. 3, 2011 until Aug 1, 2012.

b.                  The State of Minas Gerais;

☐  No.

☒ Yes — If yes, describe the relationship:

Minas Gerais State Transport and Public Works Secretary — from 2007 until June 2010

Minas Gerais State Secretary for Coordination of Investments — since Aug. 1, 2012

Extraordinary Secretary for the Soccer World Cup, of Minas Gerais State — since Aug. 2, 2012

c.                   — and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of the parent companies or subsidiaries of any of these.

☒  No

☐  Yes — If yes, describe the relationship and the company/ies:

6.              Earning Release - Second Quarter 2012

–– Your invitation from Cemig

Announcement of second quarter 2012 results

VIDEO WEBCAST AND CONFERENCE CALL

August 16, 2012 (Thursday), at 3 PM (Brasília time)

The transmission of Cemig’s results will have simultaneous translation into English and can be

seen in real time by Video Webcast, at http://ri.cemig.com.br —

or heard by conference call, on:

(11) 4688 6341

Password: CEMIG

Playback of Video Webcast:

Website: http://ri.cemig.com.br

Click on the banner and download.

Available for 90 days

Playback of conference call:

Tel.: (11) 4688-6312
Password:

6442091 (Portuguese)

7744710# (English)
Available: August 16 through 22, 2012

For any questions please call +55 31 3506-5024.

–– Cemig’s Executive Investor Relations Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

–– Cemig: your IR contacts

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:        +55-31 3506-5024

Fax:        +55-31 3506-5025

–– Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission — CVM — and on the 20-F form filed with the U.S. Securities and Exchange Commission — SEC.  .

(Figures are in R$ ‘000, except where otherwise indicated)

–– From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, comments:

“With a diversified portfolio of businesses, Cemig proves its high capacity for generation of cash and addition of value for shareholders, validating the correctness nature of the Company’s Long-term Strategic Plan. Its operational efficiency and great financial discipline ensure success in the execution of these projects, earning for Cemig the status of leading consolidator of the Brazilian power industry.”

Cemig’s Chief Financial Officer, Luiz Fernando Rolla, says:

“In this second quarter our Company has continued to provide consistent, robust cash flow, as a result of our operations that continually to add value for our shareholders. Our Ebitda in the quarter is a record R$ 1.4 billion, up 14% year-on-year, benefiting from our policy of maintaining high levels of operational efficiency. This excellence is reflected in our net income, of R$ 604mn in the period, 15% more than in the second quarter of 2011. This new level of results reflects the correctness of our strategy of growth through acquisitions and new projects, within the process of consolidation of the sector. Our solid cash position of R$ 2.3 billion provides the possibility for execution of our Long-term Strategic Plan, guaranteeing not only our policies of dividends and debt management, but also the execution of planned investments, including those associated with acquisition opportunities. The excellent results that we now present show that we continue to add value, in a continuous and sustainable manner, for all our shareholders and indeed stakeholders. Initially, on the next page, we give the headline items of the 2Q12 figures:”

–– Highlights of second quarter 2012

• Cash flow, measured by Ebitda, of R$ 1.4 billion in 2Q12, 14.0% higher than in 2Q11.

• Net income 16.0% higher year-on-year in 2Q12, at the significant figure of R$ 604 million.

• Net revenues of R$ 4.4 billion in 2Q12, up 16.0% from 2Q11.

–– The Brazilian economic context

The IMF is indicating expectations for global growth of 3.5% in 2012 and 3.9% in 2013. The slower recovery in the United States, and the debt crisis in Europe, have had a negative effect. Forecast growth rates for the United States are 2.0% for 2012 and 2.3% for 2013 — and for the Eurozone, contraction is expected, of 0.5% in 2012, and 0.7% in 2013. For the emerging economies, the main challenge is dealing with weaker total international trade and increased volatility in the capital markets. Growth of Chinese GDP in 2012, in the context of slowing growth rates globally, is expected to be 8.0%.

Brazil continues to hold a highlight position in the context of the international uncertainty and caution. Its public debt as a percentage of GDP has been contracting since 2003, and is now 37%. This level continues to fall, while the debt indicators of mature economies, in the world context, are high and growing.

The Central Bank’s Focus Report of July 30, 2012 gives a forecast of 4.98% inflation, as measured by the IPCA index(1). With prices under control, it became possible to reduce the basic interest rate — the Selic Rate — to a historic low of 8.0% p.a., a level that still allows the monetary authority broad scope for further expansionary measures.

Also, Brazil now has record levels of international reserves — close to US$ 375 billion — which makes the country now a net external creditor, with high liquidity in US dollars. With the confidence of foreign investors, the Brazilian economy continues to receive high levels of direct investment (approximately 2.5% of GDP in the first half of 2012). These investments, with good expected returns in the medium and long term, show the optimistic outlook of the investor market on Brazil’s future.

With the fiscal and monetary stimulus measures, GDP growth is expected to increase in the second half of 2012, to a peak of around 4.5%, annualized, starting in the first quarter of 2013. The Central Bank’s expectation

(1)  Expanded National Consumer Price Index.

for GDP growth in 2012 is 1.9%(2).

This level of growth outlook is corroborated by an average monthly wage of R$ 1,725.60, representing real growth of 5% from May 2011 to May 2012. It has contributed to the low level of unemployment, currently at a historic low of 5.8% of the economically active population. This indicator has been persistently lower than corresponding indicators in the majority of the mature economies.

A highlight in this context is Brazil’s robust financial system, with rigid rules controlling capitalization of banks, and low exposure risk, providing the possibility of sustainable economic growth for the country over the long term. Brazilian banks’ capital reserves are currently at an average level of around 16%, higher than the 11% required by the Brazilian legislation, and the 8% level set for the Basle III Index.

In this context Brazil’s lending sector continues to expand, enabling growth of a major consumer market, while default continues to be at acceptable levels.

Minas Gerais is the Brazilian state in which Cemig has its largest presence, and has grown faster than the rest of the country. In the first quarter of 2012 the year-on-year growth of its economy was 2.1%, compared to 0.8% for Brazil as a whole. Similarly, the state’s unemployment rate is one of the Brazil’s lowest, at 4.8% of the economically active population in May 2012, and continues to fall. The State of Minas Gerais was recently given the top rating (AAA) on the Brazilian scale by the risk rating agency Standard & Poor’s — another contribution to the state’s image as a leader in the nation. In the world context, the state’s ratings give a solid situation and financial liquidity.

(2)  Brazilian Central Bank Focus Report, July 30, 2012.

Total Brazilian electricity consumption in the second quarter of 2012 was 111,531,759 GWh, 4.45% more than in 2Q11. Consumption increased in all consumer categories, led by commerce, in which consumption was up 8.54% year-on-year.  Residential consumption grew 6.52%, and industrial consumption 0.38% — with growth in the other consumer categories reported as 8.13%.

Brazilian electricity consumption, GWh

	2Q12	2Q11%
Total	111,531,759	106,778,304	4.45
Residential	29,019,542	27,242,323	6.52
Industrial	46,149,606	45,976,145	0.38
Commercial	19,557,253	18,018,459	8.54
Other	16,805,358	15,541,377	8.13

Source: Brazilion Mining and Energy Ministry. Compilation: Cemig.

For continued economic growth, the Brazilian federal government has been investing in infrastructure through its Second Accelerated Growth Program (“PAC 2”), which aims to see R$ 1.1 trillion allocated in electricity: R$ 461.6bn by 2014, and R$ 626.9bn after 2014. Plans are in progress for 76 new plants, to add 26,252 MW to Brazil’s total generation capacity; and 29 transmission lines and 19 substations are in the process of construction under the program.

R$ 55.1 billion has been invested in energy under the PAC 2 — in electricity generation and transmission, oil and natural gas exploration, refining and petrochemicals, revitalization of the ship building industry and collection, storage and transport of renewable fuels.

According to the Energy Research Company (EPE) of the Mining and Energy Ministry, Brazilian energy consumption has grown faster than the country’s overall growth rate — as the elasticities in this chart indicate. Current plans and outlook now indicate a more sustainable ratio of electricity consumption growth to GDP in the period of 2011 through 2021. Total Brazilian electricity consumption is expected to grow at 4.5% over this period, to 736,000 GWh at the end of 2021(3).

(3)  Forecasts by EPE and Mining and Energy Ministry.

— Appreciation in Cemig’s share prices

Share	Ticker	Currency	Close of June 2012	Close of March 2012	Change in period
Cemig PN	CMIG4	R$	37.53	33.52	11.96%
Cemig ON	CMIG3	R$	31.80	28.94	9.90%
ADR PN	CIG	U$	18.42	18.28	0.78%
ADR ON	CIG.C	U$	15.64	15.79	-0.97%
Cemig ON (Latibex)	XCMIG	EUR	14.63	17.92	-18.38%
Ibovespa	Ibovespa	—	54.354	64.510	-15.74%
IEEX	IEEX	—	35.415	35.281	0.38%

Sources: Economática, Latibex.

Brazil’s leading stock index, the Ibovespa, has varied in response to the uncertain worldwide economic context, with a significant contraction of 15.74% in 2Q12. In this context, however, Cemig’s preferred share (CMIG4) and common share (CMIG3) were once again outstanding, with gains of 11.96% and 9.90% respectively, in the quarter — also exceeding the Brazilian Electricity Stock Index (IEEX), which rose 0.38% in the quarter.

This significant performance by Cemig’s shares in this quarter reflects the reputation that Cemig has won by addition of value for its shareholders — which is also evidenced by its strong policy of distribution of dividends. In April 2012 Cemig approved payment to shareholders of 53.58% of the net income for 2011 — a total of R$ 1.294 billion in dividends. This will be paid in two installments, and represents a dividend yield of 4.4% for the PN shares and 5.5% for the ON shares(4).

(4)  Based on stock prices on May 18, 2012.

— Key operational figures

Item	2Q11	2Q11	(%)
Electricity sold, GWh	16,907	16,963	(0.17)
Gross revenue	6,306	5,504	14.56
Net revenue	4,414	3,805	16.01
Ebitda	1,433	1,253	14.87
Net income	604	523	15.52

— Adoption of IFRS

The results in this release are reported under the new Brazilian accounting practices, resulting from the harmonization of Brazilian accounting rules with IFRS (International Financial Reporting Standards).

— PROFIT AND LOSS ACCOUNTS

	Consolidated
		2Q11
	2Q12	Reclassified
REVENUE	4,413,940	3,804,769

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(1,384,490)	(1,016,344)
Charges for the use of the transmission grid	(243,731)	(192,636)
Gas purchased for resale	(117,434)	(80,465)
	(1,745,655)	(1,289,445)
COST OF OPERATION
Personnel and managers	(223,539)	(276,722)
Materials	(14,494)	(29,000)
Outsourced services	(170,390)	(224,202)
Depreciation and amortization	(236,625)	(187,490)
Operational (Provisions) / Reversals	18,065	(7,813)
Royalties for use of water resources	(46,243)	(36,356)
Construction cost	(422,323)	(427,253)
Others	(16,600)	(39,772)
	(1,112,149)	(1,228,608)

TOTAL COST	(2,857,804)	(2,518,053)

GROSS PROFIT	1,556,136	1,286,716

OPERATIONAL EXPENSES
Selling expenses	(28,330)	(66,642)
General and administrative expenses	(218,818)	(147,317)
Other operational expenses (revenues)	(121,032)	(56,319)
	(368,180)	(270,278)

Operational profit (loss) before Equity gain (loss), Financial revenue (expenses) and Taxes	1,187,956	1,016,438
Equity gain (loss) on subsidiaries	(656)	—
Financial revenues	223,164	262,581
Financial expenses	(525,796)	(496,813)

Profit before taxes	884,668	782,206

Income tax and Social Contribution tax	(375,486)	(312,162)
Deferred income tax and Social Contribution tax	95,050	53,013
PROFIT (LOSS) FOR THE PERIOD	604,232	523,057

Basic and diluted profit per preferred share	0.82	0.77
Basic and diluted profit per common share	0.82	0.77

— Cemig’s consolidated electricity market

The figures we report for Cemig’s market include the sale of electricity by: Cemig D, Cemig GT consolidated (Cemig GT plus its proportionate holdings in Cachoeirão, Pipoca and the Parajuru, Morgado and Volta do Rio wind farms); the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco); and Light (in proportion to Cemig’s holding).

This includes: sales of electricity to both captive and free consumers, in the concession area of Minas Gerais and outside that state; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa program to encourage alternative electricity sources; and the sales on the CCEE (the wholesale market) — eliminating transactions between companies of the Cemig group.

Electricity consumption in Cemig’s concession area in 2Q12 was 4.91% higher than in 2Q11. This reflects the constant increase in Cemig’s total number of clients — to a total of 11,489,000 consumers at the end of 2Q12, 1.7% more than in 2Q11. Of this total, Cemig D serves 7.4 million, an increase of 3.3% in 12 months; Light serves 4.1 million, a decrease of 1.0% in 12 months; Cemig GT has 337 clients, 18.7% more than at the end of 2Q11; and the subsidiary and affiliate companies have 21 clients.

This growth can be seen in detail in the separate consumer categories, as follows:

Residential:

Residential consumption represented 16.8% of the total electricity sold by Cemig in 2Q12. The growth of 8.4% over 12 months is associated with connection of new consumers, and the increase in consumption of goods and services by private consumers due to the more favorable conditions of the Brazilian economy, with the vigor of the employment market being maintained, and growth in total real wages, associated with expansion of the supply of credit.

Industrial:

Consumption by Free Consumer clients represented 38.3% of the total volume of electricity transacted by Cemig in 1Q122 which is 0.3% less than in 2Q11. The reduction basically reflects reduction of industrial activity in Cemig’s concession area.

Commercial:

This total volume of electricity transacted with this user group accounted for 11.6% of Cemig’s total in 2Q12, and was 13.4% more than the volume transacted in 2Q11.  This growth reflects the strong domestic consumer market, especially final consumption by private consumers.

Rural:

Rural consumption, representing 4.2% of total electricity sold by Cemig, was 15.5% higher than in 2Q11, following the connection of 101,606 new consumers in the interval of twelve months.

Other consumer categories:

The total of other types of consumption in 2011 — by public authorities, public illumination, public services, and Cemig’s own consumption — represented 6.4% of Cemig’s total transactions in electricity in the quarter, and was 8.0% higher than in 2Q11.

	MWh (*)
	2Q12	2Q11	Change %
Residential	2,837,582	2,618,129	8.38
Industrial	6,473,564	6,490,521	(0.26)
Commercial, services and others	1,964,043	1,731,748	13.41
Rural	705,939	611,540	15.44
Public authorities	342,467	306,349	11.79
Public illumination	361,165	344,169	4.94
Public service	382,739	353,690	8.21
Subtotal	13,067,499	12,456,146	4.91
Own consumption	15,572	14,431	7.91
Uninvoiced supply, net	—	—	—
	13,083,071	12,470,577	4.91
Wholesale supply to other concession holders	3,256,062	3,411,595	(4.56)
Transactions in electricity on the CCEE	547,070	1,040,058	(47.40)
Sales under the Proinfa program	20,954	13,317	57.35
Total	16,907,157	16,935,547	(0.17)

(*) The information in MWh has not been reviewed by the external auditors.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

— The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of: sales to Free Clients both in the state of Minas Gerais and outside it; sales under the Proinfa program to encourage new energy sources; and wholesale sales in the Regulated and Free Markets, and through the CCEE (Electricity Trading Chamber).

This total was 4.0% lower in 2Q12 than in 2Q11, reflecting a lower volume of sales by Cemig through the CCEE in 2Q12.

The counterpart to this was that total revenue from electricity supply in 2Q12 was 15.7% higher year-on-year, at R$ 1,211,270, compared to R$1,046,679 in 2Q11.

This mainly reflects higher prices in the spot market, and also significant growth of 9% in the industrial consumer category and 328% in the commercial category.

Although the volume of electricity sold to other concession holders was 7.6% lower YoY, revenue from energy sold to other concession holders was 6.5% higher, at R$ 398.8 million in 2Q12, compared to R$ 374.4 million in 2Q11.

This table shows supply of electricity by type of consumer:

	MWh (**)			R$
	2Q12	2Q11	Change %	2Q12	2Q11	Change %
Industrial	5,044,275	4,943,098	2.05	675,107	616,715	9.47
Commercial	58,394	22,783	156.31	17,218	4,027	327.56
Uninvoiced supply, net	—	—	—	10,860	18,392	(40.95)
	5,102,669	4,965,881	2.75	703,185	639,134	10.02
Wholesale supply to other concession holders (*)	3,400,636	3,678,866	(7.56)	398,814	374,449	6.51
Transactions in electricity on the CCEE	945,244	1,242,870	(23.95)	102,828	30,169	240.84
Sales under the Proinfa program	20,954	13,317	57.35	6,443	2,927	120.12
Total	9,469,503	9,900,934	(4.36)	1,211,270	1,046,679	15.73

( * )   Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

( ** ) The information in MWh has not been reviewed by the external auditors.

— The electricity market of Cemig D

The concession area of Cemig Distribuição S.A. (Cemig D) covers 567,478 km², approximately 97% of the territory of Minas Gerais State. Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts — for the Western, Eastern, Northern and Southern areas of the State. These contracts have an expiry date of February 18, 2016, and a clause providing for their extension by the concession-granting power for a further 20 (twenty) years, upon application by the concession holder.

The total of electricity sold by Cemig D in 2Q12 was 1.8% higher than in 2Q11. The main factor in this comparison is consumption by the residential, commercial and rural consumer categories. Consumption by captive consumers in the industrial category was 11.6% lower year-on-year; but if adjusted for the clients that migrated to the free market in the period, Cemig D’s volume of sales to the Industrial category would have been 3.6% higher year-on-year.

The following are some comments on the figures for the main consumer categories:

Residential:

Residential consumption represents 35.9% of the total energy sold by Cemig D in 2Q12, and was 5.38% higher than in 2Q11.

Industrial:

Electricity used by captive industrial clients was 17.2% of the volume sold by Cemig D in 2Q12, and totaled 11.6% less is than in 1Q11 — the main factor being the migration of captive clients to the status of free clients over the period: adjusted for this migration to the Free Market, the volume sold to industrial clients would have been 3.6% higher YoY.

Commercial and Services:

The volume of electricity sold to this consumer category accounted for 22.0% of the electricity sold by Cemig D in 2Q12, and was 4.5% higher than in 2Q11.

Rural:

Rural consumption was a significant 15.4% higher year-on-year, with the connection of 101,394 new rural properties added in the 12-month period. These consumers accounted for 11.5% of the total electricity consumption.

Other consumer categories:

The total of the other types of consumption in 2011 — by public authorities, public illumination, public services, and Cemig’s own consumption — was 2.5% higher than in 2Q11, and was 13.2% of the total volume sold by Cemig D.

	MWh (*)
	2Q12	2Q11	Change, %
Residential	2,197,817	2,085,684	5.38
Industrial	1,049,500	1,186,984	(11.58)
Commercial, services and others	1,347,886	1,289,899	4.50
Rural	701,811	608,224	15.39
Public authorities	214,249	207,368	3.32
Public illumination	306,101	299,293	2.27
Public service	288,651	282,748	2.09
Subtotal	6,106,015	5,960,200	2.45
Own consumption	8,387	8,856	(5.30)
Uninvoiced supply, net	—	—	—
	6,114,402	5,969,056	2.43
Transactions in electricity on the CCEE	3,908	43,953	(91.11)
	6,118,310	6,013,009	1.75

(*)    The information in MWh has not been reviewed by the external auditors.

(**)  Figures given in MWh are for net purchase/sale.

— Consolidated operational revenue

Revenue from supply of electricity

Revenue from supply of electricity in 2Q12 was R$ 4,101,807, 12.80% more than in 2Q11 (R$ 3,636,250).

The main factors affecting revenue in 2012 were:

•                      Tariff increase for Cemig D with average effect on consumer tariffs of 3.85%, starting from April 8, 2012.

•                      Tariff increase for Cemig D with average effect on consumer tariffs of 7.24%, starting from April 8, 2011.

•                      Volume of energy invoiced to final consumers 4.91% higher (this excludes Cemig’s own internal consumption).

	MWh (*)			R$
	2Q12	2Q11	Change, %	2Q12	2Q11	Change, %
Residential	2,837,582	2,618,129	8.38	1,532,619	1,312,405	16.78
Industrial	6,473,564	6,490,521	(0.26)	1,126,960	1,076,295	4.71
Commercial, services and others	1,964,043	1,731,748	13.41	878,330	735,098	19.48
Rural	705,939	611,540	15.44	193,133	164,346	17.52
Public authorities	342,467	306,349	11.79	153,977	134,607	14.39
Public illumination	361,165	344,169	4.94	96,913	89,132	8.73
Public service	382,739	353,690	8.21	114,368	103,170	10.85
Subtotal	13,067,499	12,456,146	4.91	4,096,300	3,615,053	13.31
Own consumption	15,572	14,431	7.91	—	—	—
Uninvoiced supply, net	—	—	—	5,507	21,197	(74.02)
	13,083,071	12,470,577	4.91	4,101,807	3,636,250	12.80
Wholesale supply to other concession holders	3,256,062	3,411,595	(4.56)	400,535	394,934	1.42
Transactions in electricity on the CCEE	547,070	1,040,058	(47.40)	158,932	32,599	387.54
Sales under the Proinfa program	20,954	13,317	57.35	6,443	2,927	120.12
Total	16,907,157	16,935,547	(0.17)	4,667,717	4,066,710	14.78

(*) The information in MWh has not been reviewed by the external auditors.

Revenue from wholesale electricity sales

Although the volume of electricity sold to other concession holders in 2Q12 was 4.56% lower than in 2Q11, revenue from these sales was 1.42% higher, at R$ 400,500 (vs. R$ 394,900 in 2Q11) due to the average sale price being 6.26% higher — at R$ 123.01 (one hundred twenty-three Reais) per MWh, compared to R$ 115.76/MWh in 2Q11.

Transactions in electricity on the CCEE

Revenue from electricity sales on the CCEE was R$ 158,932 in the first half of 2012, compared to R$ 32,599 in the first half of 2011 — an increase of 387.54%. This reflected the significantly higher spot market price in 1H12 — of R$ 115.15 — compared to R$ 27.77 in 1H11.

Revenue from use of the electricity Distribution Systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System), received by Cemig D and Light, was 28.22% higher in 2Q12, at R$ 535,295, compared to R$ 417,478 in 2Q11. This revenue comes principally from charges to free consumers on the electricity sold by other agents of the electricity sector.

Revenue from use of the transmission grid

For the older concessions, the Revenue for use of the transmission grid refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company, less the amounts received that are used for amortization of the financial asset.

For the new concessions, it includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines and also the adjustment to present value of the transmission financial asset constituted, primarily, during the period of construction of the transmission facilities. The rates used for updating of the asset correspond to the remuneration on capital applied to the undertakings, and these vary in accordance with the model of undertaking and the investing company’s cost of capital.

The revenue for use of the network was not significantly different year-on-year — at R$ 364,115 in 2Q12, and R$ 340,978 in 2Q11.

—Taxes and charges applied to revenue

The charges and taxes applied to revenue in 2Q12 totaled R$ 1,891,716, an increase of 11.30% compared to 2Q11 (R$ 1,699,652). The main variations in these deductions from revenue between the two years are as follows:

Global Reversion Reserve — RGR

This deduction from revenue was 48.07% higher in 2Q12 than 2Q11. This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff.

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 145,207 in 2Q12, 18.53% less than in 2Q11 (R$ 178,224). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services, the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE — Energy Development Account

The payments of the CDE are set by a resolution issued by the regulator, Aneel, and were 13.00% higher in 2Q12 than in 2Q11. The deduction from revenue relating to the CDE was R$ 138,335 in 1H12, compared to R$ 122,420 in 1H11.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

	2Q12	2Q11	Change, %
Taxes on revenue:
ICMS tax	979,892	859,139	14.06
Cofins tax	406,407	366,414	10.91
PIS and Pasep taxes	88,282	79,560	10.96
ISS value added tax on services, and other taxes	1,572	1,380	13.91
	1,476,153	1,306,493	12.99
Charges to the consumer
Global Reversion Reserve – RGR	71,948	48,589	48.07
Energy Efficiency Program – P.E.E.	12,447	10,208	21.93
CDE – Energy Development Account	138,335	122,420	13.00
Fuel Consumption Account – CCC	145,207	178,244	(18.53)
Research and Development – P&D	11,540	9,498	21.50
National Scientific and Technological Development Fund (FNDCT)	9,938	8,356	18.93
Energy system expansion research – EPE (Mining and Energy Ministry)	3,395	4,178	(18.74)
Emergency Capacity Charge	12,690	4,377	189.92
0.30% additional payment (Law 12111/09)	10,063	7,289	38.06
	415,563	393,159	5.70
	1,891,716	1,699,652	11.30

—Operational costs and expenses

    (Excluding financial revenues/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 3,225,984 in 2Q12, 15.70% more than in 2Q11 (R$ 2,788,331). This mainly reflects higher costs on employee profit shares, electricity bought for resale, operational reversals, charges for use of the national transmission grid, and gas bought for resale.

The following paragraphs outline the main variations in expenses:

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 2Q12 was R$ 62,467, compared to R$ 1,068 in 2Q11, an increase of 5,748.97%.  This is a reflection of the fact that in 2011 the provisioning of profit shares was posted in March, and in 2012 it was posted in April.

Electricity bought for resale

The expense on electricity bought for resale in 2Q12 was R$ 1,384,490, which was 36.22% more than the expense of R$ 1,016,344 in 2Q11. This primarily reflects the following factors:

•                      Cemig D’s financial exposure to the spot market was 160.18% higher, at R$ 212,547, in 2Q12, than in 2Q11 (R$ 81,693), reflecting higher spot (PLD) prices in all the sub-markets, starting in March 2012, and also higher System Service Charges (ESS), due to dispatching of thermal plants.

•                      The volume of electricity acquired in the regulated market through Cemig D’s auction was 35.11% higher — as part of a strategy to minimize risks of financial exposure to the spot market.

•                     Cemig D’s expense on electricity from Itaipu, which is indexed to the dollar, was 25.85% higher in Reais, at R$ 226,332 in 2Q12, vs. R$ 179,845 in 2Q11 — mainly reflecting the weakening of the Real against the dollar in the first half of 2012, compared to strengthening of the Real against the dollar in the first half of 2011. In 1H12 the US dollar appreciated 7.76% against the Real, while in 1H11 it depreciated by 6.31% against the Real.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were R$ 243,731 in 2Q11, 26.52% more than in 2Q11 (R$ 192,636). This expense is for the charges payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The cost of gas purchased for resale was R$ 117,434 in 2Q12, 45.94% more than in 2Q11 (R$ 80,465). This reflects the increase in the volume of gas purchased, to meet the requirements of higher sales of gas by Gasmig in 2012, due to increased industrial consumption following the expansion of Gasmig’s client base in the ‘Steel Valley’ (Vale do Aço) and South of Minas (Sul de Minas) regions.

—Financial revenues (expenses)

Net financial expenses in 2Q12 totaled R$ 302,632, 29.20% more than in 2Q11 (R$ 234,232). The main factors in the difference between financial revenues/expenses in 2Q12 and 2Q11 are:

•                      Revenue from cash investments was 35.70% lower — on less cash invested in 2012.

•                      Lower expense on costs of loans and financings: R$ 331,094 in 2Q12, compared to R$ 365,502 in 2Q11. This lower figure basically reflects the lower variation represented by the CDI rate over 2Q12 than over 2Q11. In 2Q12 this variation was 2.09%, compared to 2.80% in 2Q11.

•                     Expense of foreign exchange variations: The amount of the exchange rate variation effect, totaling R$ 43,298 in 2Q12, mainly arises from exchange rate variations on loan contracts linked to the dollar, owed by the subsidiary Taesa, arising from the acquisition of Abengoa.

	2Q12	2Q11	Change, %
Financial revenues
Interest income from cash investments	72,784	113,190	(35.70)
Late charges on overdue electricity bills	45,816	44,290	3.45
Monetary variations	16,025	25,020	(35.95)
Monetary Updating on Court escrow deposits (Note 11)	1,205	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	34,732	57,054	(39.12)
Foreign exchange variations	4,137	20,613	(79.93)
Pasep and Cofins taxes on financial revenues	(1,096)	(787)	39.26
Gains on financial instruments	19,726	—	—
Adjustment to present value	6,122	—	—
Other	23,713	3,201	640.80
	223,164	262,581	(15.01)
FINANCIAL EXPENSES
Costs of loans and financings	(331,094)	(365,502)	(9.41)
Foreign exchange variations	(43,298)	(2,260)	1.819.03
Monetary updating – loans and financings	(46,683)	(45,202)	3.28
Monetary updating - paid concessions	(11,689)	(3,039)	284.63
Monetary Updating – R$&D and P.E.E.	(6,185)	(8,782)	(29.57)
Monetary updating – Other items	(11,977)	(7,886)	51.88
Losses on financial instruments	—	(3,889)	—
Adjustment to present value	—	(665)	—
Charges and monetary updating on Post-retirement obligations	(28,750)	(30,365)	(5.32)
Other	(46,050)	(29,223)	57.57
	(525,796)	(496,813)	5.83
NET FINANCIAL REVENUE (EXPENSES)	(302,632)	(234,232)	29.20

—Income tax and Social Contribution tax

Cemig’s expenses in 2Q12 on income tax and the Social Contribution tax totaled R$ 280,436, on profit of R$ 884,668 before tax effects, a percentage of 31.70%. In 2Q11 the Company’s expenses on income tax and the Social Contribution tax were R$ 259,149, on pre-tax profit of R$ 782,206, a percentage of 33.13%.

—EBITDA

(Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 2Q12 was 14.39% higher in 2Q12 than 2Q11:

EBITDA - R$ ‘000	2Q12	2Q11	Change, %
Profit (loss) for the period	604,232	523,057	15.52
+ Income tax and Social Contribution tax	280,436	259,149	8.21
+ Net financial revenue (expenses)	302,632	234,232	29.20
+ Depreciation and amortization	245,164	236,361	3.72
+ Equity gain (loss) on subsidiaries	656	—	—
EBITDA	1,433,120	1,252,799	14.39

The higher Ebitda in 2Q12 than in 2Q11 mainly reflects net revenue 16.01% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 16.80% higher. Ebitda margin was practically unchanged between the quarters: 32.93% in 2Q11, and 32.47% in 2Q12.

—Light — Highlights of 2Q 2012

    For more information please see this link:

http://www.mzweb.com.br/light/web/arquivos/Release_2Q12.pdf

•                      Total electricity consumption in 2Q12, at 5,754 GWh, was 1.5% higher than in 2Q11, led by consumption 8.4% higher year-on-year in the commercial user category.

•                      Consolidated net revenue in the quarter, excluding construction revenue, was R$ 1.636 billion, up 12.1% from 2Q11. Revenue was higher year-on-year in all the segments of Light’s business, with a highlight for generation, in which revenue was up 48.38% YoY.

•                      Consolidated Ebitda in the quarter was R$ 255.8 million, 6.2% more than in 2Q11, reflecting the strong performance of the generation sector. Ebitda margin in the quarter was 15.6%, which compares with 16.5% in 2Q11.

•                      Net income in the quarter was R$ 39.8 million, 12.3% lower than the 2Q11 net income of R$ 45.3 million, mainly due to higher financial expenses.

•                 Realized revenues from electricity invoices in 2011 were 98.2% of the total invoiced, 0.7 of a percentage point more than the ratio achieved in 2Q11.

•                      Non-technical losses in the quarter were 42.3% of the low-voltage invoiced market (by the Aneel criterion), 1.0 percentage point higher than in 1Q12, mainly due to a change in the criterion used to account for clients with long-term delinquency.

•                      At the end of the quarter Light’s net debt was R$ 3.517 billion, 2.3% more than at the end of March 2012. The Net Debt / Ebitda leverage ratio was 2.8x.

—Taesa — Highlights of 2Q 2012

http://www.mzweb.com.br/taesa2011/web/arquivos/Release%202Q12.pdf

•                 Non-adjusted Ebitda was R$ 244.9 million, 40.2% more than in 1Q11, with Ebitda margin of 86.9%.

•                  Taesa paid dividends of R$ 214 million, or R$ 4.88 per Unit, on the profit for 2011.

•                  An agreement, for a total amount of R$ 1.732 billion, was signed for transfer to Taesa of the minority stockholdings held by Cemig in the TBE Group.

•                  Taesa settled the transaction with Abengoa to acquire the remaining 50% of Unisa, paying approximately R$ 904 million for that interest, financed by issue of short-term promissory notes totaling R$ 905 million, at a cost of 104% of the CDI rate.

•                  Taesa raised 1.755 billion in its public offering, with its Unit priced at R$ 65.00. The stockholder’s structure:

•                  Net income in 2Q12 was R$ 73.9 million, 1.6% higher than in 2Q11.

•                  Taesa’s results for 1Q12 include the 1Q12 results of the assets of Abengoa that had been acquired (100% of NTE, and 50% of Unisa — ATE, ATE II,

                        ATE II and STE). The assets related to Abengoa were acquired on November 30, 2011 — hence they have no effect on the results for 2Q11.

•                  The market capitalization of Taesa increased by 90.86% in the year, to R$ 7.9 billion at the end of July.

—PROFIT AND LOSS ACCOUNTS, BY ACTIVITY

PROFIT AND LOSS ACCOUNT SEPARATED BY COMPANY. JUNE 30, 2012
	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOMS	OTHERS	ELIMINATIONS	TOTAL

ASSETS	12,444,731	9,567,209	13,672,042	837,105	424,710	1,703,475	(1,092,349)	37,556,923
INVESTMENTS	713,029	36,220	234,585	7,017	10,166	(4,081)	—	996,936

NET OPERATIONAL REVENUE	2,217,892	667,442	5,498,501	269,288	66,644	109,096	(266,528)	8,562,335

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(254,878)	—	(2,323,861)	—	—	(60,996)	108,156	(2,531,579)
Charges for the use of the transmission grid	(139,931)	(105)	(473,667)	—	—	—	128,514	(485,189)
Gas purchased for resale	—	—	—	(217,878)	—	—	—	(217,878)
Total operational costs, electricity and gas	(394,809)	(105)	(2,797,528)	(217,878)	—	(60,996)	236,670	(3,234,646)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(99,441)	(71,712)	(424,975)	(8,650)	(16,095)	(31,253)	—	(652,126)
Employees’ and managers’ profit shares	(18,861)	(10,817)	(78,828)	—	(20)	(9,829)	—	(118,355)
Post-retirement obligations	(10,077)	(4,919)	(49,823)	—	—	(5,055)	—	(69,874)
Materials	(5,011)	(3,386)	(24,181)	(549)	(102)	(709)	—	(33,938)
Outsourced services	(67,669)	(45,949)	(378,511)	(3,069)	(11,110)	(18,355)	14,055	(510,608)
Depreciation and amortization	(236,620)	(422)	(218,425)	(8,644)	(18,098)	(506)	—	(482,715)
Operational provisions	(6,322)	(570)	(108,328)	1,859	(10)	16,838	—	(96,533)
Royalties for use of water resources	(95,535)	—	—	—	—	—	—	(95,535)
Construction costs	—	(58,101)	(639,742)	—	—	—	—	(697,843)
Others	(37,568)	(18,668)	(102,036)	(1,524)	(9,185)	(25,695)	15,803	(178,873)
Total cost of operation	(577,104)	(214,544)	(2,024,849)	(20,577)	(54,620)	(74,564)	29,858	(2,936,400)

TOTAL COST	(971,913)	(214,649)	(4,822,377)	(238,455)	(54,620)	(135,560)	266,528	(6,171,046)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,245,979	452,793	676,124	30,833	12,024	(26,464)	—	2,391,289
Equity gain (loss) on subsidiaries	(1,458)	—	—	—	—	—	—	(1,458)
Financial revenue	63,016	72,446	213,794	13,494	5,264	76,756	—	444,770
Financial expenses	(211,470)	(303,388)	(421,583)	(6,459)	(6,029)	(60,553)	—	(1,009,482)
PROFIT BEFORE TAXES	1,096,067	221,851	468,335	37,868	11,259	(10,261)	—	1,825,119
Income tax and Social Contribution tax	(384,619)	(62,541)	(291,118)	(11,305)	(5,009)	(4,683)	—	(759,275)
Deferred income tax and Social Contribution tax	30,094	10,905	132,443	—	(1,901)	(1,765)	—	169,776
NET INCOME FOR THE YEAR	741,542	170,215	309,660	26,563	4,349	(16,709)	—	1,235,620

— FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY: JUNE 30, 2012
ITEM	HOLDING	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL
ASSETS	15,047,799	15,777,369	10,950,232	2,846,858	1,360,491	837,105	424,710	172,845	149,142	1,413,539	(11,423,167)	37,556,923
Cash and cash equivalents	142,982	1,691,954	306,574	136,302	30,944	22,635	93,946	4,711	5,003	141,209	(240,990)	2,335,270
Accounts receivable	—	671,255	1,964,733	402,298	35,991	156,927	—	6,579	3,380	121,792	(165,373)	3,197,582
Securities — cash investments	149,485	517,624	35,239	4,034	—	12,851	—	5,648	6,371	48,710	240,533	1,020,495
Taxes	528,093	315,294	1,034,458	296,762	12,508	70,009	35,150	—	58	18,645	(114)	2,310,863
Other assets	2,041,307	351,038	1,435,078	170,546	59,260	32,600	34,836	4,258	347	91,999	74,525	4,295,794
Investments / Fixed / Intangible / Financial Assets of Concession	12,185,932	12,230,204	6,174,150	1,836,916	1,221,788	542,083	260,778	151,649	133,983	991,184	(11,331,748)	24,396,919

LIABILITIES	15,047,799	15,777,369	10,950,232	2,846,858	1,360,491	837,105	424,710	172,845	149,142	1,413,539	(11,423,167)	37,556,923
Suppliers and supplies	7,317	170,492	865,245	190,545	13,148	40,474	6,117	495	3,589	55,313	(57,535)	1,295,200
Loans, financings and debentures	1,063,100	8,556,006	3,660,963	1,056,878	376,187	117,594	105,898	—	—	342,953	762,934	16,042,513
Interest on Equity, and dividends	681,439	166,715	352,781	—	20,753	31,019	—	12,290	10,053	71,813	(671,966)	674,897
Post-retirement obligations	102,406	441,606	1,402,837	284,717	—	—	—	—	—	70,031	—	2,301,597
Taxes	21,788	635,867	1,043,589	152,841	112,201	30,266	14,834	40,189	1,200	161	—	2,052,936
Other liabilities	273,865	606,096	929,633	275,072	38,851	179,020	10,415	2,755	2,142	100,810	(126,763)	2,291,896
Stockholders’ equity	12,897,884	5,200,587	2,695,184	886,805	799,351	438,732	287,446	117,116	132,158	772,458	(11,329,837)	12,897,884

PROFIT AND LOSS ACCOUNT
Net operational revenue	161	2,450,642	4,471,887	964,917	170,761	269,288	66,644	29,071	19,645	385,747	(266,428)	8,562,335
Operational costs and expenses	(42,024)	(1,045,375)	(3,898,100)	(830,775)	(25,537)	(238,455)	(54,620)	(6,739)	(9,228)	(286,621)	266,428	(6,171,046)
Electricity bought for resale	—	(242,505)	(1,780,889)	(490,559)	—	—	—	(2)	(1,924)	(123,856)	108,156	(2,531,579)
Charges for the use of the transmission grid	—	(130,957)	(391,911)	(65,616)	—	—	—	—	(1,432)	(17,377)	122,104	(485,189)
Gas purchased for resale	—	—	—	—	—	(217,878)	—	—	—	—	—	(217,878)
Construction cost	—	(45,677)	(542,426)	(78,105)	(11,365)	—	—	—	—	(20,270)	—	(697,843)
Personnel	(21,977)	(158,363)	(386,312)	(37,266)	(5,193)	(8,650)	(16,095)	(731)	(854)	(16,685)	—	(652,126)
Employee profit shares	(8,924)	(29,432)	(78,828)	—	—	—	(20)	(196)	(50)	(905)	—	(118,355)
Post-retirement obligations	(5,055)	(14,996)	(46,944)	(2,311)	—	—	—	—	—	(568)	—	(69,874)
Materials	(54)	(8,210)	(21,895)	(2,314)	385	(549)	(102)	(92)	(163)	(944)	—	(33,938)
Outsourced services	(5,700)	(90,067)	(325,044)	(52,161)	(6,764)	(3,069)	(11,110)	(1,335)	(1,651)	(27,762)	14,055	(510,608)
Royalties for use of water resources	—	(91,858)	—	—	—	—	—	(1,288)	(575)	(1,814)	—	(95,535)
Depreciation and amortization	(185)	(180,686)	(176,471)	(45,006)	(687)	(8,644)	(18,098)	(2,751)	(2,102)	(48,085)	—	(482,715)
Operational provisions	16,656	(6,664)	(53,121)	(44,577)	—	1,859	(10)	32	(1)	(10,707)	—	(96,533)
Other expenses, net	(16,785)	(45,960)	(94,259)	(12,860)	(1,913)	(1,524)	(9,185)	(376)	(476)	(17,648)	22,113	(178,873)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(41,863)	1,405,267	573,787	134,142	145,224	30,833	12,024	22,332	10,417	99,126	—	2,391,289
Equity gain (loss) on subsidiaries	1,263,711	(1,458)	—	—	(177)	(2,816)	—	—	—	(2,038)	(1,258,680)	(1,458)
Financial revenue	72,845	118,769	149,113	26,514	2,140	13,494	5,264	618	676	55,337	—	444,770
Financial expenses	(84,925)	(452,115)	(293,220)	(90,784)	(33,074)	(6,459)	(6,029)	(346)	(57)	(42,473)	—	(1,009,482)
Profit before income tax and Social Contribution tax	1,209,768	1,070,463	429,680	69,872	114,113	35,052	11,259	22,604	11,036	109,952	(1,258,680)	1,825,119
Income tax and Social Contribution tax	—	(400,664)	(265,658)	(24,198)	(18,360)	(11,305)	(5,009)	(8,262)	(875)	(24,944)	—	(759,275)
Deferred income tax and Social Contribution tax	(106)	50,554	118,264	1,196	1,963	—	(1,901)	589	5	(788)	—	169,776
Profit (loss) for the period	1.209.662	720.353	282.286	46.870	97.716	23.747	4.349	14.931	10.166	84.220	(1.258.680)	1.235.620

— Permitted Annual Revenue — RAP

The Permitted Annual Revenue (Receita Anual Permitida, or RAP) of the Cemig group in 2011 was 13.0% of that of the whole Brazilian transmission market, totaling R$ 1.7 billion, maintaining Cemig’s position as Brazil’s third largest transmission company, with a network of more than 10,000km of transmission lines.

This table gives the RAP of the Cemig group by company/project, as stated in Aneel Homologating Resolution 1171 of June 28, 2011, available at this link on Aneel’s website:

REH - RESOLUÇÃO HOMOLOGATÓRIA Nº 1171 de 28/06/2011 publicado em 01/07/2011 - ANEEL ( VIGENTE )

RAP (Permitted Annual Revenue)	Cemig, consolidated
Taesa
ETEO	71.063.230
ETAU	9.214.374
NOVATRANS	210.027.130
TSN	196.276.448
GTESA	3.594.086
PATESA	8.631.879
Munirah	14.739.400
Brasnorte	4.590.245
Abengoa
NTE	61.862.213
STE	16.504.969
ATEI	30.104.523
ATEII	45.824.809
ATEIII	21.027.381
Cemig GT	461.848.110
Cemig Itajuba	29.233.157
Centroeste	6.325.507
Transirapé	3.858.104
Transleste	7.271.715
Transudeste	4.326.795
TBE
EATE	153.278.088
STC	141.421.640
Lumitrans	7.588.018
ENTE	80.221.685
ERTE	14.176.673
ETEP	34.920.526
ECTE	12.928.587
EBTE (participação Cemig Gt e EATE)	25.778.009
ESDE	5.296.820
Light	2.076.655
Transchile	5.733.000
RAP TOTAL CEMIG	1.689.743.777

— Attachments

Cemig D: Tables

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
2Q10	5.710	4.914	10.624	24
3Q10	5.841	5.047	10.888	25
4Q10	5.938	4.927	10.865	25
1Q11	6.034	4.797	10.831	25
2Q10	5.969	5.127	11.096	26
3Q11	6.166	5.274	11.441	24
4Q11	6.093	5.149	11.242	26
1°Q12	5.970	4.902	10.871	26
2°Q12	6.114	5.020	11.134	27

(1)                   Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2)                   Total electricity distributed

(3)                   Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q12	2Q11	Change %	1S12	1S11	Change %
Sales to end consumers	2.680	2.424	11	5.260	4.728	11
TUSD	466	446	4	925	893	4
Construction revenue	341	353	(3)	542	572	(5)
Others	71	46	54	153	91	68
Subtotal	3.558	3.269	9	6.880	6.284	9
Deductions	(1.202)	(1.131)	6	(2.409)	(2.202)	9
Net Revenues	2.356	2.138	10	4.471	4.082	10

Operating Expenses	2Q12	2Q11	Change %	1S12	1S11	Change %
Personnel/Administrators/Councillors	180	180	0	386	369	5
Employee Participation	42	3	1.300	79	20	295
Forluz — Post-Retirement Employee Benefits	24	22	8	47	44	7
Materials	12	21	(42)	22	33	(33)
Contracted Services	162	171	(5)	325	316	3
Purchased Energy	992	707	40	1.781	1.464	22
Depreciation and Amortization	90	96	(6)	176	190	(7)
Operating Provisions	(5)	44	(111)	53	63	(16)
Charges for Use of Basic Transmission Network	192	164	17	391	319	23
Cost from Construction	341	353	(3)	542	572	(5)
Other Expenses	44	75	(41)	95	95	—
Total	2.074	1.834	13	3.897	3.485	12

Statement of Results	2Q12	2Q11	Change %	1S12	1S11	Change %
Net Revenue	2.356	2.138	10	4.471	4.082	10
Operating Expenses	2.074	1.834	13	3.897	3.485	12
EBIT	282	304	(7)	574	597	(4)
EBITDA	372	399	(7)	750	787	(5)
Financial Result	(86)	(48)	79	(144)	(122)	18
Provision for Income Taxes, Social Cont & Deferred Income Tax	(67)	(86)	(22)	(148)	(162)	(9)
Net Income	129	170	(24)	282	313	(10)

Cemig GT — Tables

Operating Revenues	2Q12	2Q11	Change %	1S12	1S11	Change %
Sales to end consumers	703	639	10	1.353	1.232	10
Supply	502	404	24	1.004	798	26
Revenues from Trans. Network + Transactions in the CCEE	333	253	32	665	532	25
Construction revenue	21	20	5	46	28	64
Others	11	9	22		12	125
Subtotal	1.570	1.325	18	3.095	2.602	19
Deductions	(324)	(278)	17	(644)	(548)	18
Net Revenues	1.246	1.047	19	2.451	2.054	19

Operating Expenses	2Q12	2Q11	Change %	1S12	1S11	Change %
Personnel/Administrators/Councillors	77	70	10	158	145	9
Employee Participation	15	—	—	29	5	480
Depreciation and Amortization	92	89	3	181	184	(2)
Charges for Use of Basic Transmission Network	67	58	16	131	115	14
Contracted Services	52	36	44	90	66	36
Forluz — Post-Retirement Employee Benefits	8	7	14	15	14	7
Materials	5	6	(17)	8	9	(11)
Royalties	45	35	29	92	70	31
Construction Cost	21	18	17	46	28	64
Purchased Energy	131	143	(8)	243	281	(14)
Other Expenses	25	30	(17)	52	39	33
Total	538	492	9	1.045	956	9

Statement of Results	2Q12	2Q11	Change %	1S12	1S11	Change %
Net Revenue	1.246	1.047	19	2.451	2.054	19
Operating Expenses	538	492	9	1.045	956	9
EBIT	708	555	28	1.406	1.098	28
EBITDA	799	644	24	1.586	1.282	24
Financial Result	(166)	(160)	4	(334)	(331)	1
Provision for Income Taxes, Social Cont & Deferred Income Tax	(177)	(130)	36	(351)	(255)	38
Net Income	365	265	38	721	512	41

Cemig Consolidated — Tables

Energy Sales (Consolidated)	2Q12	2Q11	Change %	1S12	1S11	Change %
Residential	2.837	2.618	8	5.786	5.449	6
Industrial	6.474	6.491	(0)	12.630	12.748	(1)
Commercial	1.964	1.732	13	3.968	3.542	12
Rural	706	611	16	1.273	1.148	11
Others	1.087	1.005	8	2.156	1.984	9
Subtotal	13.068	12.457	5	25.813	24.871	4
Own Consumption	16	14	14	32	29	10
Supply	3.256	3.412	(5)	6.711	6.822	(2)
Transactions on the CCEE	547	1.040	(47)	2.919	3.169	(8)
Sales under the Proinfa program	20	13	54	51	26	96
TOTAL	16.907	16.936	(0)	35.526	34.917	2

Energy Sales	2Q12	2Q11	Change %	1S12	1S11	Change %
Residential	1.533	1.313	17	3.098	2.613	19
Industrial	1.127	1.076	5	2.207	2.083	6
Commercial	878	736	19	1.747	1.477	18
Rural	193	164	18	357	316	13
Others	365	327	12	712	625	14
Electricity sold to final consumers	4.096	3.616	13	8.121	7.114	14
Unbilled Supply, Net	6	22	(73)	8	34	(76)
Supply	401	395	2	828	760	9
Transactions on the CCEE	159	32	397	282	99	185
Sales under the Proinfa program	5	2	150	15	6	—
TOTAL	4.667	4.067	15	9.254	8.013	15

Sales per Company

Cemig Distribution

Sales 2Q12 Sales	GWh
Industrial	2.094
Residencial	4.384
Rural	1.265
Commercial	2.722
Others	1.619
Sub total	12.084
Wholesale supply	137
Total	12.221

Independent Generation

Sales 2Q12 Sales	GWh
Horizontes	49
Ipatinga	160
Sá Carvalho	277
Barreiro	49
CEMIG PCH S.A	50
Rosal	127
Capim Branco	302
Cachoeirão	41
PARQUE EÓLICO	51
PIPOCA	29
Baguari	115
Vendas CCEE (PLD)	106
TOTAL	1356

Cemig Consolidated by Company

Sales 2Q12 Sales	GWh	Participação
Cemig Distribution	12.221	34%
Cemig GT	19.070	54%
Wholesale Cemig Group	4.324	12%
Wholesale Light Group	1.356	4%
Independent Generation	(1.303)	—
RME	(142)	—
Total	35. 526	100%

Cemig GT

Sales 2Q12 Sales	GWh
Free Consumers	9.887
Wholesale supply	7.057
Wholesale supply others	4.842
Wholesale supply Cemig Group	1.048
Wholesale supply bilateral contracts	1.167
Transactions in the CCEE (PLD)	2.468
Total	19.412

RME (25%)

Sales 2Q12 Sales	GWh
Industrial	251
Residencial	1.402
Commercial	1.115
Rural	9
Others	569
Wholesale supply	765
Transactions in the CCEE (PLD)	213
Total	4.324

Operating Revenues	2Q12	2Q11	Change %	1S12	1S11	Change %
Sales to end consumers	4.101	3.637	13	8.129	7.148	14
TUSD	535	418	28	1.032	904	14
Supply + Transactions in the CCEE	560	427	31	1.110	859	29
Revenues from Trans. Network	364	340	7	746	642	16
Construction revenue	424	427	(1)	700	696	1
Gas Supply	177	143	24	339	269	26
Others	145	112	29	314	223	41
Subtotal	6.306	5.504	15	12.370	10.741	15
Deductions	(1.892)	(1.699)	11	(3.808)	(3.347)	14
Net Revenues	4.414	3.805	16	8.562	7.394	16

Operating Expenses	2Q12	2Q11	Change %	1S12	1S11	Change %
Personnel/Administrators/Councillors	310	322	(4)	652	604	8
Employee Participation	62	1		118	24	392
Forluz — Post-Retirement Employee Benefits	37	31	19	70	62	13
Materials	19	29	(34)	34	47	(28)
Contracted Services	257	253	2	510	468	9
Purchased Energy	1.385	1.016	36	2.532	2.092	21
Depreciation and Amortization	245	236	4	483	476	1
Royalties	47	36	31	96	74	30
Operating Provisions	(1)	66	(102)	96	107	(10)
Charges for Use of Basic Transmission Network	243	192	27	485	382	27
Gas Purchased for Resale	118	81	46	218	143	52
Cost from Operation	422	428	16	698	696	0
Other Expenses	82	97	(15)	179	166	8
TOTAL	3.226	2.788	16	6.171	5.341	16

Financial Result Breakdown	2Q12	2Q11	Change %	1S12	1S11	Change %
Financial revenues	223	262	(15)	444	442	0
Revenue from cash investments	72	113	(36)	137	198	(31)
Arrears penalty payments on electricity bills	46	44	5	84	78	8
Minas Gerais state government	34	57	(40)	78	79	(1)
FX variations	4	20	(80)	30	26	15
Gains on financial instruments	19	—	—	25	—	—
Adjustment to present value	1	(1)	(200)	1	1	—
Other	47	29	62	89	60	48
Financial expenses	(525)	(495)	6	(1.009)	(936)	8
Costs of loans and financings	(331)	(365)	(9)	(664)	(668)	(1)
FX variations	(43)	(2)	2.050	(59)	(3)	1.867
Monetary updating — loans and financings	(47)	(45)	4	(80)	(96)	(17)
Monetary updating — paid concessions	(12)	(3)	—	(13)	(13)	—
Losses on financial instruments	—	(3)	(100)	—	(13)	(100)
Charges and monetary updating on Post-employment obligations	(29)	(31)	(6)	(67)	(63)	6
Amortization of goodwill premium /discount on investments	(17)	(3)	467	(39)	(26)	50
Other	(46)	(43)	7	(87)	(54)	61
Financial revenue (expenses)	(302)	(233)	30	(565)	(494)	14

Statement of Results	2Q12	2Q11	Change %	jun/12	jun/11	Change %
Net Revenue	4.414	3.805	16	8.562	7.394	16
Operating Expenses	3.226	2.788	16	6.171	5.341	16
EBIT	1.188	1.017	17	2.391	2.053	16
EBITDA	1.433	1.253	14	2.874	2.530	14
Financial Result	(303)	(234)	29	(565)	(494)	14
Provision for Income Taxes, Social Cont & Deferred Income Tax	(281)	(260)	8	(590)	(510)	16
Net Income	604	523	16	1.236	1.049	18

Cash Flow Statement	2Q12	2Q11	Change %	1S12	1S11	Change %
Cash at beginning of period	2.235	2.733	(18)	2.862	2.979	(4)
Cash generated by operations	807	1.017	(21)	1.745	1.771	(1)
Net profit	605	523	16	1.236	1.049	18
Depreciation and amortization	245	229	7	483	462	5
Suppliers	194	(52)	(473)	92	(68)	(235)
Provisions for operational losses	73	97	(25)	81	131	(38)
Other adjustments	(310)	220	(241)	(147)	197	(175)
Financing activities	(172)	(210)	(18)	(554)	(234)	137
Financings obtained and capital increase	749	706	6	3.163	1.031	207
Interest on Equity, and dividends	(645)	(534)	—	(654)	(534)	—
Payments of loans and financings	(276)	(382)	(28)	(3.063)	(731)	319
Investment activity	(535)	(503)	6	(1.718)	(1.479)	16
Securities - Financial Investment	43	166	(74)	(661)	(393)	68
Fixed and Intangible assets	(578)	(669)	(14)	(1.057)	(1.086)	(3)
Cash at end of period	2.335	3.037	(23)	2.335	3.037	(23)

BALANCE SHEETS (CONSOLIDATED) - ASSETS	jun/12	2011
CURRENT	8.566	8.531
Cash and cash equivalents	2.335	2.862
Securities — cash investments	856	359
Consumers and Traders	2.544	2.550
Concession holders — transport of energy	465	427
Financial assets of the concession	919	1.120
Taxes offsetable	368	354
Income tax and Social Contribution recoverable	177	221
Dealers - Transactions on the MAE	21	22
Inventories	67	54
Other credits	814	562
NON-CURRENT	28.991	28.826
Accounts receivable from Minas Gerais state government	1.819	1.830
Credit Receivables Investment Fund	—	—
Deferred income tax and Social Contribution tax	1.361	2.036
Taxes offsetable	364	328
Income tax and Social Contribution recoverable	40	23
Deposits linked to legal actions	1.433	1.388
Consumers and Traders	157	159
Other credits	340	184
Financial assets of the concession	9.823	8.778
Investments	195	177
Fixed assets	8.704	8.662
Intangible	4.755	5.261
TOTAL ASSETS	37.557	37.357

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	jun/12	2011
CURRENT	13.004	12.169
Suppliers	1.282	1.190
Regulatory charges	390	368
Profit shares	119	90
Taxes, charges and contributions	525	517
Income tax and Social Contribution tax	214	129
Interest on Equity and dividends payable	675	1.243
Loans and financings	5.958	4.382
Debentures	3.112	3.439
Salaries and mandatory charges on payroll	241	272
Post-employment obligations	97	100
Provision for losses on financial instruments	—	25
Concessions payable	16	—
Other obligations	375	414
NON-CURRENT	11.656	13.443
Regulatory charges	227	262
Loans and financings	4.412	5.358
Debentures	2.560	2.600
Taxes, charges and contributions	907	897
Income tax and Social Contribution tax	406	1.234
Provisions	553	549
Concessions payable	153	130
Post-employment obligations	2.205	2.187
Other obligations	233	226
STOCKHOLDERS’ EQUITY	12.897	11.745
Registered capital	4.265	3.412
Capital reserves	3.954	3.954
Profit reserves	2.354	3.293
Adjustments to Stockholders’ equity	987	1.081
Accumulated Conversion Adjustment	9	5
Funds allocated to increase of capital	1.328	—
TOTAL LIABILITIES	37.557	37.357

7.              Presentation of the Second Quarter 2012 Results

2Q12 Results Efficient Management sustains Cemig as leader of the power sector

Disclamer Some statements or estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties both known and unknown. There is no guarantee that the events or results referred to in these expectations will in fact take place. These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector, and on expected future results, many of which are not under Cemig’s control. Important factors that can lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy; Brazilian and international economic conditions; technology; Cemig’s financial strategy; changes in the electricity sector; hydrological conditions; conditions in the financial or energy markets; uncertainty on our results from future operations, plans, or objectives; and other factors. Because of these and other factors, the actual results of Cemig may differ significantly from those indicated or implicit in such statements. The information and opinions contained herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or their representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the Risk Factors section included in the Reference Form (Formulário de Referência) filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), and the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

2Q2012 Results

(R$ million)

Net revenue
15%
3,805
4,414
2Q2011
2Q2012

Ebitda
14%
1,253
1,433
2Q2011
2Q2012

Net Income
16%
523
604
2Q2011
2Q2012

Sucessful strategy sustains growing results

2Q2012 Results (R$ million) Net revenue Ebitda Net Income 2Q2012 4,414 1,433 1,253 523 2Q2012 2Q2011 Sucessful strategy sustains growing results Cemig is showing strong expansion — while continuing to add value for shareholders Ebitda of R$ 1.4 billion: sustained by Cemig’s balanced portfolio of businesses Higher average power sale prices: leading to record net income in 2Q12 Highlight of the period: continuing improvement in operational efficiency 15% 3,805 2Q2011 14% 16% 604 2Q2011 2Q2012

Execution of the strategy takes Cemig to a new level Long-term Strategic Plan calls for sustainable growth – to ensure addition of value for shareholders in the long term Leadership in the process of consolidation of Brazil’s power industry Balanced growth in the three segments – through acquisitions and new projects Efficiency of the growth model adopted strengthens Cemig’s strategic position Credit quality and financial solidity sustain access to funding, and new opportunities

Cemig: a benchmark in the capital markets

Cemig: market cap. - R$ bn
+ 328%
7,441
14,335
16,078
17,643
20,914
31,832
2003
2005
2007
2009
2011
2012*

* Cotação no dia 08/08/2012

Cemig: record market value

Cemig: a benchmark in the capital markets Cemig: record market value R$ 31.8 billion on August 8th Strong value reflects operational performance, commitment to shareholders, and leadership in the Brazilian power industry Cemig is one of the most awarded in the Capital Market IR Magazine Awards 2012 Best company in the Energy and Utilities Best community of investment analysts meet Best conference call Winner of the Transparency Trophy given by accounting and oversight organizations Anefac, Fipecafi, Serasa, Experian Cemig: market cop. - R$ bn * Catacaa no dia 08/08/2012

Cemig is present in Brazil’s major new generation projects Santo Antônio 5 generating units already operating — with total capacity of 348 MW 11 generating units will be operating by December 2012 — totaling 781 MW 44 generating units will be operating by December 2015 — totaling 3,124 MW Belo Monte 11% of works completed February 2015: commercial start-up of first generating unit at Pimental Site November 2015: commercial start-up of first generating unit at Belo Monte Site January 2019: commercial start-up of last generating unit at Belo Monte Site Cemig is participating in a joint feasibility study for plants of the Tapajόs complex — for installed capacity of 10,682 MW

Clean power: Cemig’s group is the largest in Wind Power and Small Hydro Plant Start up of the Alto Sertão I wind power complex Project of Renova Energia Light owns 22.03% of Renova Energia S.A. Largest wind farm in Latin America —14 operating units, installed capacity of 294.4 MW Total investment R$ 1.2 billion Increase of 29.4% in Brazilian wind power matrix Start up of Paracambi Small Hydro Plant Started commercial operation July 17, 2012 — total capacity 25.0 MW, assured energy level 21 MW average Cemig GT owns 49% of the plant; Light 51%

Historic moment as Taesa moves to a new level Primary issue of 24 million new shares, with supplementary offering of a further 3 million, at R$ 65 Net proceeds of R$ 1.7 billion After the issue, Cemig’s holding in Taesa is 43% Settlement of transaction with Abengoa to acquire the remaining 50% of Unisa Payment of approximately R$ 904 million Issue of R$ 905 million in short-term notes – for 104% of CDI rate Stockholding restructuring: R$ 1.7 billion transfer to Taesa of Cemig’s minority holdings in TBE group Pays R$ 214 million in dividends (R$ 4.88 per share) on 2011 profit Remaining R$ 214 million will be paid in 3Q12

Sales: leadership in power trading Power sales are strategic in adding value for shareholders Excellence in relationship with clients is Cemig’s big Free Market differential Profound expertise in power sales allows Cemig to create accretive contracts to our clients Cemig has 25% of the Free Market Cemig signs 9-year electricity supply contract to Samarco Mineração Total value of contract: more than R$ 2.1 billion Prices of contract are in line with Cemig’s published guidance In effect for the years 2014 — 2022

Distribution: focus on operational efficiency Cemig D and Light are adapting operations to the third tariff cycle Quality of Cemig D’s operational efficiency program generates consistent results Significant reduction in PMSO: reaches 20% YoY for 2Q12 vs. 2Q11 Appropriate investment adds efficiency in the distribution business Strengthening and expansion of the distribution system is vital for the next tariff cycle, which begins in 2013 for both Cemig D and Light Change in Executive Board of Light also begins new phase with a focus on expansion Board elected Dr. Paulo Roberto Ribeiro Pinto CEO Great experience in the Brazilian electricity sector More than 10 years’ at Light, in many areas of the company

Gasmig: continuing to expand operations New natural gas network facilities in place in Belo Horizonte Start of works on “South Ring” Project, serving the City’s Center-South zone 3.5-km expansion of the underground network in Pampulha region “Going Inland” Project takes natural gas to cities of Governador Valadares, Itabira and Pouso Alegre “City Ring” Project will expand natural gas supply to the industrial region of Belo Horizonte Working agreement between Gasmig, Belo Horizonte City Hall, BHTrans and Iveco will facilitate project to replace diesel with natural gas in cargo transport in BH 2Q12 net income was R$ 269 million — strong 27% increase from 2Q11 Volume sold (million m3) - Standard gas plus thermal 881 551 962 1,065 1,154 2008 2009 2010 2011 2012* * Last 12 months

Financial management Rating agency reaffirms Cemig’s credit quality Even after its acquisitions, Cemig preserves a solid financial profile Cemig’s portfolio of businesses and financial discipline position it on a path of sustainable growth and addition of value for shareholders: Solidity of results Balance between 3 main businesses (G, D, T): increases predictability, cuts risk Strong operational cash flow: pays dividends, acquisitions and debt service Quality of balance sheet Even in challenging scenarios Cemig continues to have broad access to credit 4 Low debt ratios, high debts coverage

Debt profile

Debt maturities profile:
Average tenor 3.6 years
4,526
2,925
2,575
1,680
871
1,117
342
2,005
2012
2013
2014
2015
2016
2017
2018
2019 and after

Main indexors
6 %
3 %
2 %
12 %
3 %
20 %
54 %
FINEL/RGR
DOLAR
CDI
IPCA
IGPM
URTJ
OUTROS
OTHERS

Average Real Cost of the Debt (%)

6.5
6.8
6.7
7.1
7.3
7.4
7.2
6
6
jun/10
sep/10
dec/10
mar/11
jun/11
sep/11
dec/11
mar/12
jun/12

*At constant December 2010 prices; including investees.

Consolidated debt, 2Q12

Debt profile Average Real Cost of the Debt(%) Main indecent FINEL/RGR DOLAR CDI IPCA IGPM URTJ OUTROS OTHERS Consolidated debt, 2Q12 CEMIG CONSOLIDATED CEMIG GT CEMIG D Total debt 16,043 8,556 3,661 Debt in foreign currency 341 2.1% 152 1.8% 66 1.8% Net debt (1) 12,851 6,414 3,335 Ebitda (2)/Interest 4.36 4.54 4.85 Net debt / Ebitda (2) 2.26 2.05 2.12 Net debt / (Stockholders’ equity + Net debt) 49.9% 55.2% 55.3% (1) Net debt = (Total debt) (1) Net debt = (total debt) - (Cash and cash equivalents). (2) Ebitda is for Last 12 months * At conclant December 2010 prices; induding investors.

Sustainability: Our commitment Included in the DJSI World for the 12th year running The only LatAm electricity company continuously in the index since it began 7th year running in Bovespa’s IES (Corporate Sustainability) Index Launch of Cemig’s Anti-fraud Policy and “Ethical Conduct” (http://www.cemig.com.br/CondutaEtica/Paginas/default.aspx) Climate change: Publication of the First Greenhouse Gases Inventory. Independently third-part verified — as required by ISO 14064 2011 Annual Sustainability Report, integrated, earns GRI A+ (also 3rd-party verified) Cemig launches Proximidade Program — relationship with communities neighboring hydroelectric plants

2Q12 — Results in Focus

2Q12 Results in Focus

R$ million
Net Income:
R$ 604
+ 16%
+8%
Income tax +
Social Contribution:
(R$280)
Pre-tax profit:
R$ 885
+13%
Financial expenses:
(R$302)
+15%
+17%
Operational profit:
R$ 1,188
Ebitda:
R$ 1,433
Net operational
revenue: R$ 4,414
Operational
expenses: R$ 3,226
+14%
+16%
+10%

2Q12 Results in Focus R$ million

Consolidated sales volume

Electricity sold - GWh: changes by category: 2Q11 to 2Q12
16,936
219
-17
232
95
-156
-493
91
16,907
- 0.2%
2Q11
Residential
Industrial
Commercial
Rural
Wholesale
CCE (spot)
Others
2Q12

Consolidated sales volume In spite of the challenging economic context, electricity sales volume was stable in 2Q12, due to expanding sales in the concession area, and relationship with clients Lower volume of settlements in the CCEE reflect lower volume of secondary electricity allocated in the quarter Positive outlook for resumption in growth in the economy in coming quarters

Cemig GT – Sales Volume

Electricity sold, by market - GWh: changes, 2Q11 to 2Q12
9,901
137
-256
-15
-297
9,470
-4%
2Q2011
Free consumers
Wholesale - free market
Regulated market
CCEE (spot)
2Q2012

Electricity sold by market – GWh
1,243
3,693
4,695
945
3,422
5,103
2Q2011
2Q2012
Free consumers
Wholesale: Free + Regulated
CCEE

Cemig GT — Sales Volume Lower volume sold reflects lower volume of secondary electricity in the period Increase in CCEE spot price (PLD) more than offsets the fall in secondary electricity Startup of Santo Antônio Hydro plant and Paracambi Small Hydro Plant will contribute to expansion of sales volume in 2012 We continue to increase sales to the free market

Cemig D – sales by consumer category In spite of challenging macro context, sales to final consumers were 2.4% up YoY in 2Q12 Adjusted for migration of free clients, industrial consumption was up of 3.6% in 2Q Sales volume, 2Q11 to 2Q12 - GWh Sales by consumer type – GWh CONSUMERS 2Q2012 2Q2011 CHANGE Residential 2,198 2,086 5% Industrial 1,050 1,187 -12% +3.6% Commercial 1,348 1,290 4% Rural 702 608 15% Others 817 798 2% Subtotal 6,114 5,969 2.4% + 5.4% CCEE 4 44 -91% TOTAL 6,118 6,013 2% +4.7% Sales by consumer category - 2Q12 Residential Industrial Commercial Rural Others

Consolidated net revenue

Cemig consolidated net revenue, 2Q11 to 2Q12 - R$ million
3,805
465
118
133
24
33
-3
12
-193
4,414
16%
2Q2011
Final consumers
TUSD
Wholesale / CCEE
Gas
Construction revenue
Other
Deductions
2Q2012

Consolidated net revenue Balanced portfolio of businesses achieved 16% growth in net revenue in 2Q12 Expansion in natural gas demand in Minas boosts Gasmig’s revenue by almost R$ 36 mn Gain on CCEE transactions reflects increase in the spot price (“PLD”) Cemig consolidated net revenue 2Q11 to 2Q12 - R$ million

Consolidated operational expenses

Expenses, 2Q11 to 2Q12 - R$ mn
16%
2,788
3,226
2Q2011
2Q2012

Consolidated expenses, 2Q11 to 2Q12 - R$ mn
368
61
6
10
3
37
9
51
0
-12
-10
-66
-5
-14
Personnel
Profit shares
Materials
Post-retirement
Provisions
Royalties
Bought energy
Outsourced services
Gas
Depreciation
Payroll charges
Construction costs
Others

Consolidated operational expenses Operational efficiency program is getting results: Cemig D’s PMSO costs cut by 20% year-on-year in 2Q12 Higher profit-sharing expense reflects change of date of provisioning Increase in operational expenses in 2Q12 is mainly non-controllable cost items, which are passed through to the tariff Biggest item was an increase in expense on energy bought for resale, in Cemig D Expenses, 2Q11 to 2Q12 - R$ mn Consolidated expenses, 2Q11 to 2Q12 – R$ mn

Balanced portfolio sustains Ebitda

Ebitda of principal companies

*EBITDA, R$ mn

Net Income by activity, 2Q12

Generation
Transmission
Distribution / Other
Distribution/Others
32 %
52 %
16 %

Balanced portfolio sustains Ebitda EBITDA 2Q2012 % CEMIG GT 699 49 CEMIG D 372 26 LIGHT 67 5 GASMIG 17 1 TBE 75 5 TAESA 100 7 OTHERS 113 CONSOLIDATED 1,443 100% Ebitda of principal companies Net Income by activity, 2Q12 Generation Transmission Distribution / Other Distribution/Others

Strong cash position sustains investments

Cash Flow Statements

DESCRIÇÃO	2Q2012	2Q2011
Cash at start of period	2,235	2,733
Cash generated by operations	807	1,017
Net income	605	523
Depreciation and amortization	245	229
Suppliers	194	-52
Provisions for operational losses	73	97
Other adjustments	-310	220
Financing activities	-172	-210
Financings obtained and capital increase	749	706
Interest on Equity, and dividends	-645	-534
Payment of loans and financings	-276	-382
Investment activities	-535	-503
Cash investments, securities, etc.	43	166
PP&E / Intangible	-578	-669
CASH AT END OF PERIOD	2,335	3,037
Cash investment	856	715

Strong cash position sustains investments Cash Flow Statements DESCRICÃO 2Q2012 2Q2011 Cash at start of period 2,235 2,733 Cash generated by operations 807 1,017 Net income Depreciation and amortization Suppliers Provisions for operational losses Other adjustments 605 245 194 73 -310 523 229 -52 97 220 Financings obtained and capital increase Interest on Equity, and dividends Payment of loans and financings 749 -645 -276 706 -534 -382 Cash investments, securities, etc. PP&E/ Intangible 43 -578 166 -669 CASH AT END OF PERIOD 2,335 3,037 Cash investment 856 715 Financing activities -172 -210 Investment activities -532 -503

Capex program INVESTMENT JUNE 2012 ACTUAL 2012* 2013* Priority 1 Projects 622 2,278 1,178 Generation 7 85 225 Transmission 12 138 72 Distribution 602 2,052 881 Cemig (holding company) — 4 — Light for Everyone — II and III -6 27 — June 2012 R$ million * Planned values

Cemig: a global investment option TOTAL ASSETS R$ 37.6 STOCKHOLDERS’ EQUITY R$ 12.9 CONSOLIDATED NET REVENUE (LTM) R$ 16.9 MARKET VALUE* R$ 31.8 OPERATIONS THROUGHOUT ALMOST ALL OF BRAZIL’S LAND AREA FIRST INVESTMENTS OUTSIDE BRAZIL IN OPERATION *Source for market value: Economàtica, stock price of August 8th, 2012. LTM = last 12 months. R$ billion

Investor Relations ri@cemig.com.br Phone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 A Melhor Energia do Brasil.

Glossary ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions. ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts. ANEEL: The Brazilian energy sector is regulated by ANEEL, an independent federal regulatory agency. BRGAAP: Brazilian accounting principles. CCC - Conta Consumo de Combustiveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating costs of thermoelectric plants are higher than those of hydroelectric plants. Every energy company must make an annual contribution to the CCC. The annual contributions are calculated based on cost estimates of the fuel required by thermoelectric plants in the following year. CCEE - Cămara de Comercialização de Energia Elctrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable. CDE - Conta de Desenvolvimento Energẻtico [Energy Development Account]: Source of the subsidy created to make alternative sources of energy – such as wind-driven and biomass – competitive, and to promote universalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletrobrás. DEC - Duração Equvivalente de Interrupção por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution. Dividend Yield: The annual Percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price. FEC - Freqűência Equivalente de Interrupção de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group. GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters. FIDC (Receivables Fund) — Fund of credit rights. It is formed of realizable assets. Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets. EBITDA: Earnings Before Interest (Financial Results), Taxes, Depreciation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business. EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with Operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business’ profitability.

Glossary  Payout – Percent of net income to be distributed as dividends.  P/L (Price to Earnings Ratio) – Relationship between share price and profit per share.  P/L – Shareholders’ Equity  PLD – Price for Liquidation of Differences, called “Spot” price.  RTD- Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariffs at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig’s tariffs on April 8, 2003 was 31.53%, while the definitive tariff restatement of CEMIG should have been 44.41%. The 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. The difference between the tariff adjustment to which Cemig Distribution has a right and the tariff effectively charged consumers was recognized as a Regulatory Asset.  RTE – Extraordinary Tariff Restatement. Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it resulted in a 2.9% increase to tariffs for residential consumers (with the exception of Low Income Consumers) and rural consumers, and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government. The duration of the adjustment varies according to the time necessary to recover each concessionairẻ’s losses.  RGR – Global Reversion Reserve: Annual number embedded in concessionaires’ costs to generate resources for expansion and improvement of public electricity services. The amounts are collected on a monthly basis in favor of Electrobrăs, which is responsible for administering resources, and they must also be used by Procel.  Total Shareholder Return – This is the shareholder return obtained by adding dividends (yield) and the percentage appreciation of the shares.  TUSD – Distribution System Usage Tariffs: The TUSD is paid by generation companies and by Free Clients for use of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in kW, by the tariff in R$/kW, which is established by ANEEL.  UHE – Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity.  UTE - Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity.  Market value – This is the value of the company calculated by multiplying the number of shares by their respective price.  WACC – Weighted Average Cost of Capital: average weighted cost of capital.

8.              Summary of Principal Decisions of the 542nd Meeting of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

542ND MEETING

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 542nd meeting, held on August 16, 2012, decided the following:

1                 Approval of a settlement, in the application for an order of mandamus disputing amounts of credits owed under the CRC (Results Compensation) Account, in the legal proceedings brought by the Brazilian Federal Treasury for reimbursement, by Cemig to the Federal Government, of part of the credits receivable under that Account.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.              Summary of Principal Decisions of the 543rd Meeting of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

543RD MEETING

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 543rd meeting, held on August 22, 2012, decided the following:

1.             Increase in the share capital of, and orientation for vote in meetings of, Parati S.A. / Complementary additions to a Board Spending Decision (CRCA).

2.             Appointment of Chief Officers for management of Usina Térmica Ipatinga S.A., Sá Carvalho S.A., Cemig Baguari Energia S.A. and Cemig Serviços S.A..

3.             Appointment of Chief Officers for management of Cemig Serviços and Efficientia S.A..

4.             Appointment of Chief Officers for management of Cemig Trading S.A. and Empresa de Serviços de Comercialização de Energia Elétrica S.A..

5.             Appointments of Chief Officers for management of Empresa Brasileira de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A., Empresa Regional de Transmissão de Energia S.A., Lumitrans Companhia Transmissora de Energia Elétrica and Sistema de Transmissão Catarinense.

6.             Appointments of Chief Officers for management of Empresa Catarinense de Transmissão de Energia S.A.) and Empresa Santos Dumont de Energia S.A..

7.             Appointment of a Chief Officer for Management of Norte Energia S.A..

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.             Signature of a cooperation agreement, with the State of Minas Gerais, Fapemig, Cetec, Senai—DR/MG, Fiemg and Adene.

9.             Mutual Cooperation Secondment Agreement (secondment of employee) / Signature of a settlement and final receipt agreement, with the State of Minas Gerais, through the State Planning and Management Department (Seplag) /  Cancellation of a CRCA.

10.          Signature of a technical cooperation agreement with the State Education Department.

10.       Summary of Principal Decisions of the 544th Meeting of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

544TH MEETING

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 544th meeting, held on August 23, 2012, decided the following:

1.              Cost of Capital review.

2.              1st Integrated Strategic Planning of Cemig’s Group.

3.              Review in the Company’s Long-Term Strategic Plan — 2012-2035

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.